                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                                     BNS CO.
                                 --------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                    055961304
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 2 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 3 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 4 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 5 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 6 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 7 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JL HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 8 of 14 Pages
---------------------                                      ---------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended to add the following:

          On February  11,  2004,  Steel  Partners II  delivered a letter to the
Board of Directors of the Issuer  proposing  that the Board nominate Jack Howard and James Henderson,  representatives  of Steel Partners II, for election to the
Issuer's  Board of Directors  at the 2004 Annual  Meeting of  Stockholders  (the
"Annual  Meeting").  On March 12, 2004, the Issuer filed with the Securities and
Exchange  Commission a preliminary  proxy  statement that includes a proposal to elect  Messrs.  Howard  and  Henderson  to the Board at the Annual  Meeting.  As
representatives of Steel Partners II, Messrs. Howard and Henderson may be deemed members of the Section 13(d) group (the "Group") comprised of Steel Partners II,
Partners  LLC and  Warren G.  Lichtenstein  with  respect to  securities  of the
Issuer. JL Howard, Inc. ("JL Howard"),  an entity controlled by Mr. Howard, owns
Shares of the  Issuer  and  therefore  may also be deemed a member of the Group.
Accordingly,  each of Messrs.  Howard and Henderson and JL Howard are "Reporting
Persons" in this Schedule 13D.

          The  principal  business  address of James R.  Henderson  is c/o Steel
Partners,  Ltd., 590 Madison Avenue,  32nd Floor,  New York, New York 10022. The
principal  occupation  of Mr.  Henderson  is  serving as an  executive  of Steel
Partners, Ltd., a management and advisory company. Mr. Henderson is a citizen of the United States of America.

          Jack Howard is a director and President of JL Howard. His spouse Kathy
Howard is a  director  and  Assistant  Secretary  of JL  Howard.  The  principal business  address  of Jack  Howard,  Kathy  Howard  and JL Howard is c/o  Mutual
Securities,  Inc., 590 Madison Avenue, 32nd Floor, New York, New York 10022. The
principal  occupation  of Jack  Howard  is  serving  as a  principal  of  Mutual
Securities,  Inc., a registered broker-dealer.  Kathy Howard is a home maker. JL
Howard is a family-owned  holding company whose principal  business is investing in securities. Mr. and Mrs. Howard are citizens of the United States of America.
JL Howard is incorporated under the laws of the State of California.

          Neither the  Reporting  Persons nor Kathy Howard has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

          Neither the  Reporting  Persons nor Kathy Howard has,  during the last five years,  been party to a civil  proceeding  of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 9 of 14 Pages
---------------------                                      ---------------------

      Item 3 is hereby amended and restated as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         (a) The aggregate  purchase  price of the 597,057 Shares owned by Steel
Partners II is $3,271,112,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

         (b) The aggregate  purchase  price of the 600 Shares owned by JL Howard is $3,580,  including brokerage commissions.  The Shares owned by JL Howard were acquired with working capital.

     Item 4 is hereby amended and restated as follows:

         On February 11, 2004, Steel Partners II delivered a letter to the Board of Directors of the Issuer  proposing  that the Board  nominate  Jack Howard and
James  Henderson,  representatives  of Steel  Partners  II, for  election to the
Issuer's  Board of Directors  at the 2004 Annual  Meeting of  Stockholders.  The
Board of Directors has since agreed to nominate Messrs. Howard and Henderson for election as directors at the Annual Meeting.

         The  Reporting  Persons  purchased  the Shares  based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer,  purchasing additional Shares,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                         Page 10 of 14 Pages
---------------------                                      ---------------------

     Item 5(a)-(c) is hereby amended and restated as follows:

         (a)-(b)  The  aggregate  percentage  of Shares  reported  owned by each person named herein is based upon  3,004,490  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Annual Report on
Form 10-K/A for the year ended  December 31, 2003 and filed with the  Securities and Exchange Commission on March 11, 2004.

         As of the  close of  business  on  April 1,  2004,  Steel  Partners  II beneficially  owned  597,057  Shares,  constituting  approximately  19.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 597,057 Shares owned by Steel Partners II, constituting  approximately  19.9%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially  own the 597,057  Shares owned by Steel  Partners II,  constituting approximately 19.9% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 597,057 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

         As of the close of  business on April 1, 2004,  JL Howard  beneficially owned 600  Shares,  constituting  less than 1% of the Shares  outstanding.  Jack
Howard has sole  voting  and  dispositive  power with  respect to the 600 Shares owned  by JL  Howard,  constituting  less  than  1% of the  Shares  outstanding.
Accordingly,  Jack Howard may be deemed to beneficially own the 600 Shares owned by JL Howard.

         James Henderson does not currently own any Shares of the Issuer.

         (c)  Schedule A annexed  hereto  lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

         On April 2, 2004,  the  Reporting  Persons  entered into a Joint Filing
Agreement with respect to the Shares of the Issuer,  a copy of which is attached as an exhibit hereto and incorporated herein by reference.

     Item 7 is hereby amended to add the following exhibit:

              3.    Joint Filing Agreement by and among Steel Partners II, L.P.,
                    Steel Partners,  L.L.C.,  Warren G.  Lichtenstein,  James R.
                    Henderson,  Jack L. Howard and JL Howard,  Inc., dated April
                    2, 2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                         Page 11 of 14 Pages
---------------------                                      ---------------------

                                   SIGNATURES
                                   ----------

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      April 2, 2004          STEEL PARTNERS II, L.P.

                                   By:    Steel Partners, L.L.C.
                                          General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                   Name:  Warren G. Lichtenstein
                                   Title: Managing Member

                                   STEEL PARTNERS, L.L.C.

                                   By: /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                   Name:  Warren G. Lichtenstein
                                   Title: Managing Member

                                   /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                   WARREN G. LICHTENSTEIN

                                   /s/ James R. Henderson
                                   ---------------------------------------------
                                   JAMES R. HENDERSON

                                   /s/ Jack L. Howard
                                   ---------------------------------------------
                                   JACK L. HOWARD

                                   JL HOWARD, INC.

                                   By: /s/ Jack L. Howard
                                       -----------------------------------------
                                   Name:  Jack L. Howard
                                   Title: President

---------------------                                      ---------------------
CUSIP No. 055961304             13D                         Page 12 of 14 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past Sixty Days

Shares of Common Stock             Price Per                        Date of
    Purchased                      Share($)                         Purchase
    ---------                      --------                         --------

                                 JL HOWARD, INC.
                                 ---------------

       500                            5.95                           3/29/04

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                               JAMES R. HENDERSON
                               ------------------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

---------------------                                      ---------------------
CUSIP No. 055961304             13D                         Page 13 of 14 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX

       Exhibit                                                              Page

1.     Joint Filing  Agreement  by and among Steel  Partners II, L.P.,        --
       Steel  Partners,  L.L.C.  and  Warren  G.  Lichtenstein,  dated
       September 26, 2003 (previously filed).

2.     Letter from Steel  Partners  II, L.P. to the Board of Directors        --
       of BNS Co., dated February 10, 2004 (previously filed).

3.     Joint Filing  Agreement  by and among Steel  Partners II, L.P.,        14
       Steel Partners, L.L.C., Warren G. Lichtenstein, James R.
       Henderson,  Jack L. Howard and JL Howard,  Inc., dated April 2,
       2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                         Page 14 of 14 Pages
---------------------                                      ---------------------

                        JOINT FILING AGREEMENT
                        ----------------------

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  dated  April 2, 2004
(including  amendments  thereto) with respect to the Class A Common Stock of BNS
Co. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:      April 2, 2004          STEEL PARTNERS II, L.P.

                                   By:  Steel Partners, L.L.C.
                                        General Partner

                                   By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                   Name:  Warren G. Lichtenstein
                                   Title: Managing Member

                                   STEEL PARTNERS, L.L.C.

                                   By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member

                                   /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                   WARREN G. LICHTENSTEIN

                                   /s/ James R. Henderson
                                   ---------------------------------------------
                                   JAMES R. HENDERSON

                                   /s/ Jack L. Howard
                                   ---------------------------------------------
                                   JACK L. HOWARD

                                   JL HOWARD, INC.

                                   By:  /s/ Jack L. Howard
                                        ----------------------------------------
                                   Name:  Jack L. Howard
                                   Title: President